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                                                 Stonington Partners, Inc.

                                                 767 Fifth Avenue
                                                 New York, New York  10153
                                                 212-339-8500
                                                 Fax: 212-339-8585

STONINGTON PARTNERS

                                October 15, 1998


BY FACSIMILE


PERSONAL AND CONFIDENTIAL

Global Motorsport Group, Inc.
c/o Mr. David Prokupek
Cleary Gull Reiland & McDevitt, Inc.
100 East Wisconsin Avenue
Milwaukee, WI  53202


Dear Mr. Prokupek:

         We are interested in pursuing a transaction (a "Transaction") whereby an entity formed by us would acquire, on behalf of Stonington Capital Appreciation 1994 Fund, L.P., Global Motorsport Group, Inc. ("Global") as a transaction value in excess of the tender offer currently outstanding by Golden Cycle L.L.C. As an inducement to our willingness to commit the energy and resources to pursue a Transaction, Global agrees to the terms of this letter.

         Global agrees to deal exclusively with us, and cooperate with us, with respect to the Transaction from the date hereof until November 15, 1998 and not to announce or engage in any extraordinary transaction during such time period.

         Global further agrees that from the date hereof until November 15, 1998, neither it nor any of its subsidiaries, officers, directors, or the directors and officers of its subsidiaries, nor any of its other affiliates shall, and each of them shall cause its and its subsidiaries' employees, agents and representatives (including, without limitation, any investment banking, legal or accounting firm retained by Global or any of its subsidiaries and any individual member or employee of the foregoing) not to (a) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets or any equity securities of, Global or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), or (b) engage in any negotiations concerning, or provide any confidential information or data to, or

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STONINGTON PARTNERS


have any discussions with any persons relating to an Acquisition Proposal, or
(c) otherwise cooperate in any effort or attempt to make, implement or accept an Acquisition Proposal. Global will immediately terminate any discussions with any third parties with respect to any Acquisition Proposal.

         Each party agrees that this agreement and our pursuit of a Transaction will be kept confidential and not disclosed to any person other than an employee, director, advisor or financing source to such party that agrees to maintain the confidentiality of this Agreement.

         Each party shall bear its own expenses with respect to the matters contemplated hereby.

         Nothing contained in this letter shall preclude the Board of Directors of Global from taking any action that in the opinion of its counsel is required by (a) their fiduciary duties with respect to any party that has made a public Acquisition Proposal or (b) a court of appropriate jurisdiction in a proceeding involving Global; provided that in any such case to the extent practical Global shall advise us in advance of such action and of the circumstances giving rise to it. In addition, nothing contained herein shall preclude Global and its officers, directors and advisors from continuing to negotiate credit facilities with financial institutions, part of the proceeds of which may be used to repurchase shares of Global; provided that such negotiations are not publicly announced and no new credit facilities are finalized; and further provided Global shall discuss with us in good faith postponing any bank syndicate meetings.

         The second and third paragraphs of this letter agreement may be terminated by either Global or us at any time after October 30, 1998.

         This letter is not intended to create a binding obligation on either Global or us to effect a Transaction, but is otherwise binding in accordance with its terms. This letter may be signed in counterparts.


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STONINGTON PARTNERS

         We are pleased to have the opportunity to work with you on this matter.


                                Very truly yours,

                                STONINGTON PARTNERS, INC.


                                By: /s/ Robert F. End
                                   ---------------------------
                                   Robert F. End
                                   Partner

Agreed to and accepted as
of the date above written:

GLOBAL MOTORSPORT GROUP, INC.


By: /s/ Joseph F. Keenan
   ------------------------------
   Joseph F. Keenan
   Chairman